UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 January 2018)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (02 January 2018)	Announcement Transaction in Own Shares (02 January 2018)
Announcement Transaction in Own Shares (03 January 2018)	Announcement Transaction in Own Shares (04 January 2018)
Announcement Transaction in Own Shares (05 January 2018)	Announcement Transaction in Own Shares (08 January 2018)
Announcement Block listing Interim Review (09 January 2018)	Announcement Transaction in Own Shares (09 January 2018)
Announcement Director/PDMR Shareholding (10 January 2018)	Announcement Transaction in Own Shares (10 January 2018)
Announcement Transaction in Own Shares (11 January 2018)	Announcement Transaction in Own Shares (12 January 2018)
Announcement Transaction in Own Shares (15 January 2018)	Announcement Transaction in Own Shares (16 January 2018)
Announcement Transaction in Own Shares (17 January 2018)	Announcement Transaction in Own Shares (18 January 2018)
Announcement Transaction in Own Shares (19 January 2018)	Announcement Transaction in Own Shares (22 January 2018)
Announcement Transaction in Own Shares (23 January 2018)	Announcement Transaction in Own Shares (24 January 2018)
Announcement Transaction in Own Shares (25 January 2018)	Announcement Director/PDMR Shareholding (26 January 2018)
Announcement Transaction in Own Shares (26 January 2018)	Announcement Additional Listing (29 January 2018)
Announcement Transaction in Own Shares (29 January 2018)	Announcement Additional Listing (30 January 2018)
Announcement Transaction in Own Shares (30 January 2018)	Announcement Total Voting Rights (31 January 2018)
Announcement Transaction in Own Shares (31 January 2018)

Diageo PLC – Total Voting Rights
Dated 02 January 2018

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2017 consisted of 2,725,377,658 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 236,232,715 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,489,144,943 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

2 January 2018

Claire Matthews
Assistant Company Secretary
Diageo plc

Diageo PLC – Transaction in Own Shares
Dated 02 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 2 January 2018

Number of ordinary shares purchased: 380,982

Volume weighted average price paid per share: 2,705.63p

Highest price paid per share: 2,730.00p

Lowest price paid per share: 2,673.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7781A_-2018-1-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 03 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 3 January 2018

Number of ordinary shares purchased: 360,078

Volume weighted average price paid per share: 2,672.39p

Highest price paid per share: 2,695.00p

Lowest price paid per share: 2,647.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9085A_-2018-1-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 04 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 4 January 2018

Number of ordinary shares purchased: 362,271

Volume weighted average price paid per share: 2,678.51p

Highest price paid per share: 2,693.00p

Lowest price paid per share: 2,667.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0295B_-2018-1-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 05 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 5 January 2018

Number of ordinary shares purchased: 357,190

Volume weighted average price paid per share: 2,677.26p

Highest price paid per share: 2,686.00p

Lowest price paid per share: 2,667.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1554B_-2018-1-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 08 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 8 January 2018

Number of ordinary shares purchased: 360,857

Volume weighted average price paid per share: 2,668.90p

Highest price paid per share: 2,679.50p

Lowest price paid per share: 2,659.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2832B_-2018-1-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Block listing Interim Review
Dated 09 January 2018

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 09 January 2018

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 July 2017	To:	31 December 2017
Balance of unallotted securities under scheme(s) from previous return:		192,303
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		1,300
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		191,003

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 09 January 2018

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2017	To:	31 December 2017
Balance of unallotted securities under scheme(s) from previous return:		345,350
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		22,895
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		322,455

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 09 January 2018

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2017	To:	31 December 2017
Balance of unallotted securities under scheme(s) from previous return:		27,934
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		27,438
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		496

Name of contact:	Jonathan Guttridge
Telephone number of contact:	02089786000

Diageo PLC – Transaction in Own Shares
Dated 09 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 9 January 2018

Number of ordinary shares purchased: 364,681

Volume weighted average price paid per share: 2,667.67p

Highest price paid per share: 2,677.50p

Lowest price paid per share: 2,658.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4088B_-2018-1-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 10 January 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £ 26.64	9
		2. £ 26.64	8
		3. £ 26.64	9
		4. £ 26.64	8
		5. £ 26.64	7
		6. £ 26.64	311
e)	Aggregated information	N/A
f)	Date of transaction	10 JANUARY 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

537577033

Diageo PLC – Transaction in Own Shares
Dated 10 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 10 January 2018

Number of ordinary shares purchased: 365,834

Volume weighted average price paid per share: 2,651.47p

Highest price paid per share: 2,669.50p

Lowest price paid per share: 2,633.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5347B_-2018-1-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 11 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 11 January 2018

Number of ordinary shares purchased: 360,478

Volume weighted average price paid per share: 2,656.14p

Highest price paid per share: 2,668.00p

Lowest price paid per share: 2,646.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6752B_-2018-1-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 12 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 12 January 2018

Number of ordinary shares purchased: 380,997

Volume weighted average price paid per share: 2,653.57p

Highest price paid per share: 2,665.00p

Lowest price paid per share: 2,641.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7990B_-2018-1-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 15 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 15 January 2018

Number of ordinary shares purchased: 385,443

Volume weighted average price paid per share: 2,628.00p

Highest price paid per share: 2,633.50p

Lowest price paid per share: 2,622.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9383B_-2018-1-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 16 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 16 January 2018

Number of ordinary shares purchased: 399,981

Volume weighted average price paid per share: 2,613.58p

Highest price paid per share: 2,637.00p

Lowest price paid per share: 2,596.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0617C_-2018-1-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 17 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 17 January 2018

Number of ordinary shares purchased: 400,876

Volume weighted average price paid per share: 2,613.29p

Highest price paid per share: 2,621.00p

Lowest price paid per share: 2,586.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1940C_-2018-1-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 18 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 18 January 2018

Number of ordinary shares purchased: 405,359

Volume weighted average price paid per share: 2,611.54p

Highest price paid per share: 2,635.00p

Lowest price paid per share: 2,600.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3245C_-2018-1-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 19 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 19 January 2018

Number of ordinary shares purchased: 402,593

Volume weighted average price paid per share: 2,621.57p

Highest price paid per share: 2,635.00p

Lowest price paid per share: 2,600.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4546C_-2018-1-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 22 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 22 January 2018

Number of ordinary shares purchased: 430,684

Volume weighted average price paid per share: 2,603.80p

Highest price paid per share: 2,620.00p

Lowest price paid per share: 2,587.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5825C_-2018-1-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 23 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 23 January 2018

Number of ordinary shares purchased: 405,599

Volume weighted average price paid per share: 2,610.02p

Highest price paid per share: 2,622.50p

Lowest price paid per share: 2,595.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7142C_-2018-1-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 24 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 24 January 2018

Number of ordinary shares purchased: 489,586

Volume weighted average price paid per share: 2,568.36p

Highest price paid per share: 2,589.50p

Lowest price paid per share: 2,547.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8463C_-2018-1-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Transaction in Own Shares
Dated 25 January 2018

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 25 January 2018

Number of ordinary shares purchased: 508,221

Volume weighted average price paid per share: 2,559.00p

Highest price paid per share: 2,596.00p

Lowest price paid per share: 2,534.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9771C_-2018-1-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Director/PDMR Shareholding
Dated 26 January 2018

Diageo plc (the "Company")

LEI: 213800ZVIELEA55JMJ32

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

The following notification is intended to satisfy the Company's obligations under Article 19.3 of EU Regulation No 596/2014 (the Market Abuse Regulation).

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	J FERRÁN
b)	Position / status	CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
b)	Identification code/ ISIN	GB0002374006
c)	Nature of the transaction	PURCHASE OF ORDINARY SHARES
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 25.41	30,000
e)	Aggregated information	N/A
f)	Date of transaction	26 JANUARY 2018
g)	Place of transaction	LONDON STOCK EXCHANGE (XLON)

537577033

Diageo PLC – Transaction in Own Shares
Dated 26 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 26 January 2018

Number of ordinary shares purchased: 477,956

Volume weighted average price paid per share: 2,555.38p

Highest price paid per share: 2,567.50p

Lowest price paid per share: 2,536.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1161D_-2018-1-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Additional Listing
Dated 29 January 2018

Diageo plc (the "Company") - Block listing of shares

LEI code: 213800ZVIELEA55JMJ32

In conformity with Paragraph 3.3.2(6) of the Listing Rules, Diageo plc (the "Company") would like to notify the market of the following:

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 67,000 ordinary shares of 28 101/108 pence each to trade on the London Stock Exchange and to be admitted to the Official List. These shares will rank pari passu with the existing issued ordinary shares of the Company.

These ordinary shares are to be issued from time to time to satisfy the vesting of share awards under the Diageo 2014 Long Term Incentive Plan.

Admission is expected to be effective on 30 January 2018.

John Nicholls

Deputy Company Secretary

29 January 2018

Diageo PLC – Transaction in Own Shares
Dated 29 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 29 January 2018

Number of ordinary shares purchased: 508,088

Volume weighted average price paid per share: 2,524.71p

Highest price paid per share: 2,547.00p

Lowest price paid per share: 2,511.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2669D_-2018-1-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Additional Listing
Dated 30 January 2018

Diageo plc (the "Company") - Block listing of shares

LEI code: 213800ZVIELEA55JMJ32

Diageo plc - Additional Listing

Further to the previous announcement, in conformity with Paragraph 4.5.5 of the Irish Stock Exchange Listing Rules, Diageo plc (the "Company") would like to notify the market of the following:

Application has been made to the Irish Stock Exchange ("ISE") for a block listing of 67,000 ordinary shares of 28 101/108 pence ("Ordinary Shares") each fully paid, ranking pari passu with the existing issued Ordinary Shares of the Company:

These Ordinary Shares are to be admitted to trading on the secondary listing segment of the Irish Stock Exchange as an overseas company and to trading on Main Securities Market of the Irish Stock Exchange upon allotment in connection with the Diageo 2014 Long Term Incentive Plan.

Admission is expected to become effective on Tuesday, 30 January 2018.

J Nicholls

Deputy Company Secretary

30 January 2018

Diageo PLC – Transaction in Own Shares

Dated 30 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 30 January 2018

Number of ordinary shares purchased: 494,675

Volume weighted average price paid per share: 2,529.79p

Highest price paid per share: 2,540.00p

Lowest price paid per share: 2,519.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3920D_-2018-1-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32

Diageo PLC – Total Voting Rights
Dated 31 January 2018

TO:	Regulatory Information Service
FROM:	Diageo plc
LEI:	213800ZVIELEA55JMJ32
RE:	Paragraph 5.6.1 of the Disclosure Guidelines and Transparency Rules

Diageo plc - Total Voting Rights and Capital

In conformity with 5.6 of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 January 2018 consisted of 2,716,466,311 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 235,621,650 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,480,844,661 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

31 January 2018

Jonathan Guttridge

Company Secretarial Assistant

Diageo plc

Diageo PLC – Transaction in Own Shares
Dated 30 January 2018
DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and Multilateral Trading Facilities from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 31 January 2018

Number of ordinary shares purchased: 545,846

Volume weighted average price paid per share: 2,531.67p

Highest price paid per share: 2,539.00p

Lowest price paid per share: 2,524.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5459D_-2018-1-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo's LEI code is 213800ZVIELEA55JMJ32
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2018

By:___/s/Jonathan Guttridge

Jonathan Guttridge
Company Secretarial Assistant